AMG OIL LTD.

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9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
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Form of Proxy - Annual General and Special Meeting of Shareholders to be held on December 17, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 a.m., Toronto Time, on Tuesday, December 15, 2009 or if the Meeting is adjourned no later than 48 hours (excluding Saturdays, Sundays and Holidays) prior to commencement of the reconvened Meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

00P0RA

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Appointment of Proxyholder

I/We, being holder(s) of AMG Oil Ltd. hereby appoint: Alan Friedman, or failing him, **Dennis Bennie**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **AMG Oil Ltd.** to be held at Aird & Berlis LLP, Brookfield Place, 181 Bay Street, Suite 1800, Toronto ON, M5J 2T9, Canada, on December 17, 2009 at 9:00 a.m. (Toronto Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Set the Number of Directors The passing, without variation, of a resolution to set the number of Directors at **Six**.	☐	☐

	For	Withhold
2. Election of Directors The passing, without variation, of a resolution to have the following nominees proposed by Management elected as Directors of the Corporation: **Dennis Bennie, Ilan Diamond, Alan Friedman, Glen Perry, Ohad Marani and Colin Kinley.** Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐
3. Appointment of Auditors The passing of a resolution to re-appoint **Smythe Ratcliffe LLP** as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Change of Province of the Registered Office The passing of a special resolution to change the province in which the Corporation's registered office resides from British Columbia to Ontario.	☐	☐
5. Corporate Name Change The passing of a special resolution changing the name of the Corporation from "AMG Oil Ltd." to "Adira Energy Ltd.".	☐	☐
6. Change in Authorized Capital The passing of a special resolution changing the Corporation's authorized capital from 100,000,000 Common Shares to an unlimited amount of Common Shares.	☐	☐
7. Approval of the Stock Option Plan The passing of a resolution to approve the Corporation's Stock Option Plan.	☐	☐
8. Approval of Previously Granted Options The passing of a resolution approving the issuance of previously granted stock options.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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